Exhibit 99.1

NIO Inc. Announces Management Change

SHANGHAI, China, Nov. 29, 2018 (GLOBE NEWSWIRE) — NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced that Ms. Padmasree Warrior, chief development officer of NIO and chief executive officer of NIO USA, Inc., has decided to resign from her roles with the Company for personal interests, effective from December 17, 2018.

Ms. Warrior said, “I am proud of all the accomplishments the NIO team has achieved. Personally, I am pleased to have had the opportunity to outline the technology vision and build a world class team in Silicon Valley. I look forward to seeing continued success of NIO in the future.”

“We want to express our thanks to Ms. Warrior for her service with NIO in the past three years. Ms. Warrior has contributed to our growth and development through her leadership and rich experience. We wish her the best in her future endeavors,” said William Li, founder, chairman and chief executive officer of NIO.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market, founded in November 2014. NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high performance electric SUV in China from June 2018 and plans to launch ES6, a 5-seater electric SUV in late 2018.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the statements and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

Contacts:

NIO Inc.

Jade Wei

Tel: +86-21-6908-3681

Email: ir@nio.com

Heather Diwu

Tel: +86-10-5687-4108

Email: ir@nio.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: nio@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: nio@tpg-ir.com

Source: NIO